July 24, 2024

Werner Cautreels
Chief Executive Officer
Traws Pharma, Inc.
12 Penns Trail
Newtown, PA 18940

       Re: Traws Pharma, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed June 27, 2024
           File No. 001-36020
Dear Werner Cautreels:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A
Description of the Transactions
Acquisition of Trawsfynydd, page 11

1. Please revise this section, where appropriate, to disclose the operating plan for the business in the near term as well as the intended uses of the proceeds raised through the merger and concurrent financing. State the principal purposes and the approximate amount intended to be used for each such purpose.
2. You state that in connection with the merger you issued non-transferrable contingent value rights (CVRs) to your stockholders of record as of the close of business of April 15,
       2024 who will be entitled to receive certain stock and/or cash payments from proceeds received by you, if any, related to the disposition or monetization of your legacy assets.
       Please identify the legacy assets referenced, as you do on page 16, and discuss any plan to dispose of or monetize each asset.
3. We note you discuss the merger consideration that was issued and delivered by the company to stockholders of Trawsfynydd. Please also include a discussion, where appropriate, to identify all assets acquired by you from Trawsfyndd as part of the
 July 24, 2024
Page 2

       acquisition. In this regard, we note you plan to advance development of tivoxavir marboxil (TRX100) and ratutrelvir (TRX01), which were acquired as part of the merger.
Opinion of Onconova Therapeutics, Inc.'s Financial Advisor, page 25

4. We note that Onconova Therapeutics, Inc. retained H.C. Wainwright & Co. to render an opinion to the Onconova board of directors as to the fairness, from a financial point of view, to Onconova of the exchange ratio pursuant to the merger agreement. Please include, where appropriate, any conclusions Wainwright & Co. reached as to the exchange ratio.
Description of Business
Our Portfolio/ Product Candidates/ Compounds, page 38

5. We note the following statements in relation to tivoxavir marboxil and ratutrelvir, both of which were acquired in the merger:
           "Tivoxavir marboxil has completed a first Phase 1 study that generally demonstrated safety and tolerability in healthy volunteers."
           "We believe ratutrelvir may be effective against the original, delta, and omicron variants of SARS-CoV-2, with potentially superior properties to
nirmatrelvir (Pfizer   s
           Mpro inhibitor, PAXLOVID   )."
       Please revise these statements to remove the implications of safety and efficacy, as such determinations are within the sole purview of the FDA. You may present clinical trial end points and objective data resulting from trials without concluding safety and efficacy, and you may state that your product candidates are well tolerated, if accurate. In addition, to the extent head-to-head trials have not been conducted, please remove comparisons to other approved products.
6. You state that you have completed a first Phase 1 study of tivoxavir marboxil that also provided pharmacokinetics and pharmacodynamics data. Please expand your description of this trial to provide specific details, parameters and results, including, to the extent applicable:
           dates of the trial and location(s);
           identity of trial sponsor(s);
           trial design;
           patient information (e.g., number of patients enrolled and treated and the criteria for participation in the study);
           duration of treatment and dosage information;
           primary and secondary endpoints; and
           discussion of results, including adverse events and serious adverse events, if any.
7. We note your statement that trivoxavir marboxil is a "cap-dependent endonuclease inhibitor" intended to inhibit influenza virus replications. We also note your disclosure that ratutrelvir is an "Mpro protease inhibitor" intended for the treatment of COVID19.
       Where appropriate, please explain "cap-dependent endonuclease inhibitors" and "Mpro protease inhibitors" in plain English.
8. You state that you plan to develop Ratutrelvir (TRX01) which does not require co-
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Page 3

       administration with a human cytochrome P450 (CYP) inhibitor such as ritonavir, avoiding potential significant drug-on-drug interactions, with the opportunity to expand the number of eligible patients. Please discuss the basis for such claims and if you have conducted any studies or clinical trials to date.
Information Incorporated by Reference, page 58

9. The pro forma financial information included as Exhibit 99.3 to your amended Form 8-K dated June 17, 2024 indicates that Traws Pharma was determined to be the accounting acquirer in the share exchange agreement with Trawsfynydd and that the merger was accounted for as an asset acquisition as the primary assets acquired consisted of cash and in-process research and development (IPR&D) and the assets acquired did not include any processes, such as an organized workforce. Please provide us with a detailed analysis explaining how you determined the accounting acquirer in this transaction, considering the guidance in ASC 805-10-55-10 through 55-15. In this regard, your disclosure on page
       26 indicates that the stockholders of Trawsfynydd immediately prior to the merger will own 75.3% of the outstanding equity of Traws Pharma (formerly Onconova) on a fully diluted basis immediately following the closing and after giving effect to the concurrent financing transaction. Further, the inclusion of contingent value rights
(CVRs) in the
       transaction raises the question as to whether you plan to dispose of or monetize your legacy assets. Please explain how this factored into your analysis.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christine Torney at 202-551-3652 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Doris Stacey Gama at 202-551-3188 or Laura Crotty at 202-551-7614 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Joanne R. Soslow